UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F ☒   Form 40-F ☐

Resolution on Year-end Dividend Payment

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO)

On January 30, 2024 at the Board of Directors meeting, POSCO resolved to pay year-end cash dividend as follows:

Year-end Cash Dividends per Share (KRW)	6,113
Dividend Ratio to Market Value (%)	—
Record Date	December 31, 2023
Proposed Dividend Payment Date	—
Year-end Dividend (KRW)	589,786,060,625

*	Above ‘Dividend Ratio to Market Value(%)’ is not applicable as POSCO is an unlisted company
*	Dividend payment date shall follow within 1 month from the general shareholder’s meeting according to the Article 464-2 of the Korean Commercial Law.
*	POSCO is a wholly owned subsidiary of POSCO HOLDINGS, and therefore, the dividend will be fully paid to POSCO HOLDINGS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: January 31, 2024	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President